04012908

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

February 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

RECEIVED
FEB 17 2004

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed on Friday, February 6, 2004.

Please call me at (416) 596-8020 with any questions.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

2/19

82-5143

LINDSEY MORDEN GROUP INC.

News Release: February 6, 2004
Listed: Toronto Stock Exchange
Stock Symbol: LM

FINANCIAL RESULTS ($ 000's except per share data)

For the years ended December 31	2003	2002
Revenue	**461,499**	457,874
Operating costs	462,928	439,847
Operating earnings (loss)	**(1,429)**	18,027
Interest expense	10,891	11,782
Other expense	–	19,966
Goodwill impairment	5,512	–
Loss before income taxes	**(17,832)**	(13,721)
Provision for income taxes	12,123	3,764
Net loss	**(29,955)**	(17,485)
Net loss per share	$(2.18)	$(1.28)
Free cash flow (as described below)	**8,383**	17,393
Free cash flow per share	$0.61	$1.27

Revenue in 2003 increased marginally by $3.6 million (1%) over 2002 revenue. The United States operations' revenue increased by 8% compared to 2002 due to the acquisition of RSKCo Services, Inc.

Operating loss for 2003 was $1.4 million compared to operating earnings of $18.0 million for 2002. Operating earnings (loss) for the year by operating segment were:

For the years ended December 31	2003	2002
Canada	2,421	4,155
United States	(22,157)	(3,341)
United Kingdom	15,815	15,339
Europe	6,987	6,660
International	5,919	5,024
Corporate costs	(10,414)	(9,810)
	(1,429)	18,027

In 2003, a decision was made to acquire RSKCo to strengthen the claims administration business in the United States. The integration of RSKCo with the claims administration business of Cunningham Lindsey U.S., Inc. has resulted in a diminished client base with costs significantly exceeding revenues. On February 2, 2004, Karen Murphy was re-appointed as President and CEO of Cunningham Lindsey U.S., Inc. and RSKCo Services, Inc. Immediate action is being taken to align revenues and costs in these operations which, on a preliminary basis, it is estimated will result in restructuring costs of at least $8.0 million in the first two quarters of 2004. There is no accrual for these costs in the above financial results.

The United Kingdom, European and International operations reported improved operating results in 2003. Operating earnings in Canada in 2003 declined due to lower claims activity that resulted in decreased revenue that could only be partially offset by cost reductions. Corporate costs in 2003 increased mainly due to higher advisor fees and insurance premiums.

Interest expense for 2003 was $0.9 million lower than for 2002 primarily due to reduced bank debt.

The net loss for the year was $30.0 million (loss of $2.18 per share) compared to a net loss in 2002 of $17.5 million (loss of $1.28 per share). The net loss for the United States operations includes an impairment of $5.5 million of goodwill related to the RSKCo acquisition and a write-off of $6.5 million in future tax assets.

Free cash flow from operations for the year (defined as cash flow from operations less net capital expenditures and excluding restructuring costs, Eastgate litigation costs and working capital cost of new branches) was $8.4 million or $0.61 per share compared to $17.4 million or $1.27 per share for 2002. Free cash flow is not a generally accepted accounting principles measure of cash flow.

Fairfax Financial Holdings Limited, the parent company of Lindsey Morden, has confirmed its financial support of Lindsey Morden for a period at least until January 2005.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors that may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include, but are not limited to the manner by which costs and revenues in Lindsey Morden's United States operations will be aligned and the extent of restructuring costs related thereto. Lindsey Morden disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com